
03025151

MANUALLY SIGNED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2002**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ________________

Commission file number: **000-49806**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

First PacTrust Bancorp, Inc.
401(k) Employee Stock Ownership Plan

PROCESSED
JUL 01 2003
THOMSON
FINANCIAL

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First PacTrust Bancorp, Inc.

610 Bay Boulevard
Chula Vista, California 91910


SEC MAIL PROCESSING
RECEIVED
JUN 30 2003
WASH. D.C.
SECTION

FIRST PACTRUST BANCORP, INC.
401(K) EMPLOYEE STOCK OWNERSHIP PLAN

Required Information

The First PacTrust Bancorp, Inc. 401(k) Employee Stock Ownership Plan (the "Plan") is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Index

Form **5500**
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6039D, 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ **Complete all entries in accordance with the instructions to the Form 5500.**

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

2002

This Form is Open to Public Inspection

Part I Annual Report Identification Information

For the calendar plan year 2002 or fiscal plan year beginning 01/01/2002 , **and ending** 12/31/2002 ,

A This return/report is for:
- (1) ☐ a multiemployer plan;
- (2) ☒ a single-employer plan (other than a multiple-employer plan);
- (3) ☐ a multiple-employer plan; or
- (4) ☐ a DFE (specify) ________

B This return/report is:
- (1) ☐ the first return/report filed for the plan;
- (2) ☐ an amended return/report;
- (3) ☐ the final return/report filed for the plan;
- (4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information (see instructions) ▶ ☐

Part II Basic Plan Information -- enter all requested information.

1a Name of plan
FIRST PACTRUST BANCORP, INC. 401(K) ESOP

1b Three-digit plan number (PN) ▶ 001

1c Effective date of plan (mo., day, yr.)
01/01/1997

2a Plan sponsor's name and address (employer, if for a single-employer plan)
(Address should include room or suite no.)
FIRST PACTRUST BANCORP, INC.

610 BAY BOULEVARD

CHULA VISTA CA 91912

2b Employer Identification Number (EIN)
95-6047013

2c Sponsor's telephone number
619-691-1519

2d Business code (see instructions)
522130

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE ________ ________ PETER E. PREOVOLOS, APA

Signature of plan administrator | Date | Type or print name of individual signing as plan administrator

SIGN HERE ________ ________ GAYLE BLAND

Signature of employer/plan sponsor/DFE | Date | Type or print name of individual signing as employer, plan sponsor or DFE



Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same")
ALPHA & OMEGA FINANCIAL MANAGEMENT
CONSULTANTS, INC.

8580 LA MESA BOULEVARD, SUITE 100

LA MESA CA 91941

3b Administrator's EIN 95-3222413

3c Administrator's telephone number 619-462-7812

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:

a Sponsor's name PACIFIC TRUST BANK

b EIN 95-6047013

c PN 001

5 Preparer information (optional) **a** Name (including firm name, if applicable) and address
PETER E. PREOVOLOS, APA

8580 LA MESA BLVD., SUITE 100

LA MESA CA 91941

b EIN 95-3222413

c Telephone number 619-462-7812

		Line	Number
6	Total number of participants at the beginning of the plan year	6	37
7	Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c, and 7d**)		
a	Active participants	7a	58
b	Retired or separated participants receiving benefits	7b	0
c	Other retired or separated participants entitled to future benefits	7c	19
d	Subtotal. Add lines **7a, 7b,** and **7c**	7d	77
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	7e	0
f	Total. Add lines **7d** and **7e**	7f	77
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	7g	77
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	7h	1
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	7i	0

8 Benefits provided under the plan (complete **8a** and **8b** as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the Instructions): 2E 2G 2H 2J 2K 2P

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the Instructions):

9a Plan funding arrangement (check all that apply)
(1) [X] Insurance
(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor

9b Plan benefit arrangement (check all that apply)
(1) [X] Insurance
(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor





10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

- **(1)** [X] **R** (Retirement Plan Information)
- **(2)** [X] 1 **T** (Qualified Pension Plan Coverage Information)

  If a Schedule T is not attached because the plan is relying on coverage testing information for a prior year, enter the year ▶ ______
- **(3)** [ ] **B** (Actuarial Information)
- **(4)** [X] **E** (ESOP Annual Information)
- **(5)** [ ] **SSA** (Separated Vested Participant Information)

b Financial Schedules

- **(1)** [ ] **H** (Financial Information)
- **(2)** [X] **I** (Financial Information -- Small Plan)
- **(3)** [X] 1 **A** (Insurance Information)
- **(4)** [ ] **C** (Service Provider Information)
- **(5)** [X] **D** (DFE/Participating Plan Information)
- **(6)** [ ] **G** (Financial Transaction Schedules)
- **(7)** [X] 1 **P** (Trust Fiduciary Information)





SCHEDULE A (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Insurance Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974.

▶ **File as an attachment to Form 5500.**

▶ Insurance companies are required to provide this information pursuant to ERISA section 103(a)(2).

Official Use Only

OMB No. 1210-0110

2002

This Form is Open to Public Inspection

For calendar year 2002 or fiscal plan year beginning 01/01/2002 , and ending 12/31/2002

A Name of plan
FIRST PACTRUST BANCORP, INC. 401(K) ESOP

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
FIRST PACTRUST BANCORP, INC.

D Employer Identification Number 95-6047013

Part I **Information Concerning Insurance Contract Coverage, Fees, and Commissions**

Provide information for each contract on a separate Schedule A. Individual contracts grouped as a unit in Parts II and III can be reported on a single Schedule A.

1 Coverage:

(a) Name of insurance carrier

THE MANUFACTURERS LIFE INSURANCE COMPANY

(b) EIN	(c) NAIC code	(d) Contract or identification number	(e) Approximate number of persons covered at end of policy or contract year	Policy or contract year (f) From	Policy or contract year (g) To
01-0233396	1	51722	58	01/01/2002	12/31/2002

2 Insurance fees and commissions paid to agents, brokers and other persons. Enter the total fees and total commisions below and list agents, brokers and other persons individually in descending order of the amount paid in the items on the following page(s) in Part I.

Totals

Total amount of commissions paid	Total fees paid / amount
446660	445





Official Use Only

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid			
SENTRA SECURITIES CORPORATION 2355 NORTHSIDE DRIVE, SUITE 200 SAN DIEGO CA 92108			
(b) Amount of commissions paid	Fees paid		(e) Organization code
	(c) Amount	(d) Purpose	
446660	445	CONTRACT ADMINISTRATION FEE	1

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid			
(b) Amount of commissions paid	Fees paid		(e) Organization code
	(c) Amount	(d) Purpose	

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid			
(b) Amount of commissions paid	Fees paid		(e) Organization code
	(c) Amount	(d) Purpose	





Official Use Only

Part III Investment and Annuity Contract Information

Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.

3 Current value of plan's interest under this contract in the general account at year end

4 Current value of plan's interest under this contract in separate accounts at year end

5 Contracts With Allocated Funds

a State the basis of premium rates ▶

b Premiums paid to carrier

c Premiums due but unpaid at the end of the year

d If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, enter amount

Specify nature of costs ▶

e Type of contract (1) ☐ individual policies (2) ☐ group deferred annuity

(3) ☐ other (specify) ▶

f If contract purchased, in whole or in part, to distribute benefits from a terminating plan check here ▶ ☐

6 Contracts With Unallocated Funds (Do not include portions of these contracts maintained in separate accounts)

a Type of contract (1) ☐ deposit administration (2) ☐ immediate participation guarantee

(3) ☐ guaranteed investment (4) ☐ other (specify below)

▶

b Balance at the end of the previous year

c Additions: (1) Contributions deposited during the year

(2) Dividends and credits

(3) Interest credited during the year

(4) Transferred from separate account

(5) Other (specify below)

▶

(6) Total additions

d Total of balance and additions (add b and c)

e Deductions:

(1) Disbursed from fund to pay benefits or purchase annuities during year

(2) Administration charge made by carrier

(3) Transferred to separate account

(4) Other (specify below)

▶

(5) Total deductions

f Balance at the end of the current year (subtract e (5) from d)





Official Use Only

Part III Welfare Benefit Contract Information

If more than one contract covers the same group of employees of the same employer(s) or members of the same employee organization(s), the information may be combined for reporting purposes if such contracts are experience-rated as a unit. Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes on this report.

7 Benefit and contract type (check all applicable boxes)

- **a** ☐ Health (other than dental or vision)
- **b** ☐ Dental
- **c** ☐ Vision
- **d** ☐ Life insurance
- **e** ☐ Temporary disability (accident and sickness)
- **f** ☐ Long-term disability
- **g** ☐ Supplemental unemployment
- **h** ☐ Prescription drug
- **i** ☐ Stop loss (large deductible)
- **j** ☐ HMO contract
- **k** ☐ PPO contract
- **l** ☐ Indemnity contract
- **m** ☐ Other (specify) ▶

8 Experience-rated contracts

a Premiums: (1) Amount received

(2) Increase (decrease) in amount due but unpaid

(3) Increase (decrease) in unearned premium reserve

(4) Earned ((1) + (2) - (3))

b Benefit charges: (1) Claims paid

(2) Increase (decrease) in claim reserves

(3) Incurred claims (add (1) and (2))

(4) Claims charged

c Remainder of premium: (1) Retention charges (on an accrual basis) --

(A) Commissions

(B) Administrative service or other fees

(C) Other specific acquisition costs

(D) Other expenses

(E) Taxes

(F) Charges for risks or other contingencies

(G) Other retention charges

(H) Total retention

(2) Dividends or retroactive rate refunds. (These amounts were ☐ paid in cash, or ☐ credited.)

d Status of policyholder reserves at end of year: (1) Amount held to provide benefits after retirement

(2) Claim reserves

(3) Other reserves

e Dividends or retroactive rate refunds due. (Do not include amount entered in c(2).)

9 Nonexperience-rated contracts:

a Total premiums or subscription charges paid to carrier

b If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, other than reported in Part I, item 2 above, report amount

Specify nature of costs ▶





SCHEDULE D (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ File as an attachment to Form 5500.

Official Use Only

OMB No. 1210-0110

2002

This Form is Open to Public Inspection

For calendar plan year 2002 or fiscal plan year beginning 01/01/2002 , and ending 12/31/2002

A Name of plan or DFE
FIRST PACTRUST BANCORP, INC. 401(K) ESOP

B Three-digit plan number ▶ 001

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
FIRST PACTRUST BANCORP, INC.

D Employer Identification Number
95-6047013

Part I Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)

(a) Name of MTIA, CCT, PSA, or 103-12IE MANULIFE FINANCIAL

(b) Name of sponsor of entity listed in (a) THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233396-001 **(d)** Entity code M **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 319812

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in (a) ______

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in (a) ______

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in (a) ______

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______



Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in (a) ______

(c) EIN-PN ______ (d) Entity code ______ (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in (a) ______

(c) EIN-PN ______ (d) Entity code ______ (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in (a) ______

(c) EIN-PN ______ (d) Entity code ______ (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in (a) ______

(c) EIN-PN ______ (d) Entity code ______ (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in (a) ______

(c) EIN-PN ______ (d) Entity code ______ (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in (a) ______

(c) EIN-PN ______ (d) Entity code ______ (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______



Official Use Only

Part II Information on Participating Plans (to be completed by DFEs)

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN



Official Use Only

SCHEDULE E (Form 5500)

Department of the Treasury
Internal Revenue Service

ESOP Annual Information

Under Section 6047(e) of the Internal Revenue Code

▶ **File as an attachment to Form 5500 or 5500-EZ.**

OMB No. 1210-0110

2002

This Form is NOT Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning 01/01/2002 and ending 12/31/2002

A Name of plan
FIRST PACTRUST BANCORP, INC. 401(K) ESOP

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500 or 5500-EZ
FIRST PACTRUST BANCORP, INC.

D Employer Identification Number
95-6047013

		Yes	No
1a	Did the employee stock ownership plan (ESOP) have an outstanding securities acquisition loan within the meaning of Code section 133 during the plan year?	X	
b	Did the employer maintaining the ESOP pay dividends (deductible under section 404(k)) on the employer's stock held by the ESOP during the employer's tax year in which the plan year ends?		X
	If both line **1a** *and line* **1b** *are "No," DO NOT complete any other questions on this schedule. Attach the schedule to the Form 5500 or 5500-EZ you file for your ESOP plan.*		
2	What is the total value of the ESOP assets? ▶ 6019580		
3	If the ESOP holds preferred stock, under what formula(s) is the preferred stock convertible into common stock of the employer corporation? ▶		
4	If unallocated employer securities were released from a loan suspense account, indicate below the methods used:		
a	[X] Principal and Interest (Excise Tax Regulations section 54.4975-7(b)(8)(i));		
b	[ ] Principal only (Excise Tax Regulations section 54.4975-7(b)(8)(ii));		
c	[ ] Other (attach an explanation)		
5	Were unallocated securities or proceeds from the sale of unallocated securities used to repay any exempt loan (within the meaning of Code section 4975(d)(3))? If "Yes," attach a description of the transaction		X
	If the ESOP or the employer corporation has one or more outstanding securities acquisition loans intended to satisfy Code section 133, complete lines 6 through 11, otherwise skip to line 12.		
6a	Was the ESOP loan part of a "back to back" loan? (See instructions for definition of "back to back" loan.)		X
b	If line 6a is "Yes," are the terms of the two loans substantially similar?		
c	Do the two loans have the same amortization schedule? If "No," attach an explanation of how the amortization schedules differ		
7	Is the loan an immediate allocation loan as defined in Code section 133(b)(1)(B)?	X	
8a	What was the date of the securities acquisition loan? ▶ 09/22/2002 (month day year)		

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500 or 5500-EZ. v5.0



Official Use Only

	Question	Yes	No
8b	At all times after the acquisition of the employer securities with the loan proceeds, did the ESOP own more than 50% of: (i) each class of outstanding stock of the employer corporation, or (ii) the total value of all outstanding stock of the corporation?		X
c	If line 8b is "No," does the securities acquisition loan satisfy one of the transition rules of Act section 7301(f) of OBRA 1989 or satisfy the exception in Code section 133(b)(6)(B)(ii)? (See instructions for explanation of transition rules.)	X	
d	If line 8c is "No," enter the name and address of payees to whom interest with respect to securities acquisition loans was paid ▶		
9	What was the amount of interest paid on the securities acquisition loan? ▶ 100246		
10a	Were any securities disposed of within 3 years after the plan acquired section 133 securities in a taxable event described in Code section 4978B(c)?		X
b	If line 10a is "Yes," does one or more of the exceptions provided in Code section 4978B(d) apply to all dispositions of employer securities?		
11a	Were any of the ESOP's securities acquisition loans refinanced during this reporting period?		X
b	If line 11a is "Yes," does the refinancing meet the requirements of Act section 1602 of SBJPA 1996?		
	If the employer maintaining the ESOP deducted dividends under Code section 404(k), answer the questions on lines 12 through 15, otherwise skip to line 16.		
12a	Did the amount of the dividends paid exceed the employer's current or accumulated earnings and profits within the meaning of Code section 316?		
b	Is the amount paid a dividend under applicable state law?		
13	If dividends deducted under Code section 404(k) were used to repay an exempt loan, were any dividends used to repay the loan generated by securities that were not acquired with the proceeds of the loan being repaid?		
14	If the answer to line 13 is "Yes," were the dividends paid with respect to employer securities that satisfy the transition rules of Act section 7302(b)(2) of OBRA 1989?		
15	Did the employer make payments in redemption of stock held by an ESOP to terminating ESOP participants and deduct them under Code section 404(k)(1)?		
16a	Were any dividends subject to an election by participants or their beneficiaries under Code section 404(k)(2)(A)(iii) to reinvest the dividends in employer securities?		X
	If "Yes," answer lines 16b and 16c. If "No," skip to line 17a.		
b	Did the election comply with the requirements of Notice 2002-2?		
c	Are dividends reinvested in employer securities pursuant to the election fully vested?		

Official Use Only

		Yes	No
17a	Is the ESOP maintained by an S corporation? **If "Yes," answer lines 17b, c, d and e. (Also, "2Q" must be entered on Form 5500, line 8.)**		X
b	Was the ESOP established after March 14, 2001?		
c	If the ESOP was established on or before March 14, 2001, was an S corporation election under section 1362(a) in effect on that date? (See Notice 2002-2. Q&A-15 for further information)		
d	If the answer to line **17b** is "Yes" or to line **17c** is "No," were any prohibited allocations of securities in an S corporation within the meaning of section 409(p)(1) made to any disqualified person (as defined in section 409(p)(4))?		
e	If any prohibited allocations were made, has the ESOP complied with section 409(p)(2)(A) relating to distributions to disqualified persons and has the S corporation maintaining the ESOP complied with section 4979A?		

18 Complete the following information for each class of stock owned by the ESOP:

(a) Class of stock	(b) Common stock (C) Preferred stock (P)	(c) Readily tradable* Yes (Y) No (N)	(d) Dividend rate during plan year**	(e) Dividends paid to participants***	(f) Dividends used to repay exempt loan	
					(1) allocated stock	(2) unallocated stock
COMMON	C	Y	0.00	$ 0	$ 0	$ 0
				$	$	$
				$	$	$
Totals of dividends reported on lines 18(e) and (f) for all classes of stock(including any reported on attachments, see instructions) ▶				$ 0	$ 0	$ 0

* If the stock is readily tradable on an established securities market within the meaning of Code section 409(l), enter "Y," otherwise enter "N."

** Dividend rate paid for each class of stock during the plan year.

*** Dividends paid directly to or distributed to participants.



SCHEDULE I (Form 5500)
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only
OMB No. 1210-0110
2002
This Form is Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning 01/01/2002 , and ending 12/31/2002 ,

A Name of plan FIRST PACTRUST BANCORP, INC. 401(K) ESOP	**B** Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 FIRST PACTRUST BANCORP, INC.	**D** Employer Identification Number 95-6047013

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

		(a) Beginning of Year	(b) End of Year
1 Plan Assets and Liabilities:			
a Total plan assets	1a	706323	1802774
b Total plan liabilities	1b		
c Net plan assets (subtract line 1b from line 1a)	1c	706323	1802774
2 Income, Expenses, and Transfers for this Plan Year:		**(a) Amount**	**(b) Total**
a Contributions received or receivable			
(1) Employers	2a(1)	781158	
(2) Participants	2a(2)		
(3) Others (including rollovers)	2a(3)		
b Noncash contributions	2b		
c Other income	2c	331570	
d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		1112728
e Benefits paid (including direct rollovers)	2e	8989	
f Corrective distributions (see instructions)	2f		
g Certain deemed distributions of participant loans (see instructions)	2g		
h Other expenses	2h	7288	
i Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		16277
j Net income (loss) (subtract line 2i from line 2d)	2j		1096451
k Transfers to (from) the plan (see instructions)	2k		

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	3a		X	
b Employer real property	3b		X	



Official Use Only

			Yes	No	Amount
3c	Real estate (other than employer real property)	3c		X	
d	Employer securities	3d	X		1449020
e	Participant loans	3e	X		52052
f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Part II Transactions During Plan Year

	During the plan year:		Yes	No	Amount
4a	Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program)	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participants' account balance	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Did the plan engage in any nonexempt transaction with any party-in-interest?	4d		X	
e	Was the plan covered by a fidelity bond?	4e	X		100000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i	X		1449020
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach the IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No **Amount** ____

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)





SCHEDULE P (FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

▶ File as an attachment to Form 5500 or 5500-EZ.

Official Use Only

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For trust calendar year 2002 or fiscal year beginning 01/01/2002 , and ending 12/31/2002

1a Name of trustee or custodian

JAMES SHEEHY AND GAYLE N. BLAND

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

610 BAY STREET

c City or town, state, and ZIP code

CHULA VISTA CA 91912

2a Name of trust
FIRST PACTRUST BANCORP, INC. 401(K) ESOP

b Trust's employer identification number 33-6227814

3 Name of plan if different from name of trust

PACIFC TRUST 401(K) INCENTIVE SAVINGS PLAN

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? .... ☒ **Yes** ☐ **No**

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ .... ▶ 95-6047013

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

SIGN HERE **Signature of fiduciary** ▶ ____________________ **Date** ▶ ____________________





Official Use Only

SCHEDULE R (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning 01/01/2002 , and ending 12/31/2002 ,

A Name of plan FIRST PACTRUST BANCORP, INC. 401(K) ESOP	**B** Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 FIRST PACTRUST BANCORP, INC.	**D** Employer Identification Number 95-6047013

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1	Total value of distributions paid in property other than in cash or the forms of property specified in the instructions	**1**	$ 0
2	Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 01-0233396		
	Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.		
3	Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year	**3**	4

Part II Funding Information

(If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver ▶ Month ____ Day ____ Year ____

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a	Enter the minimum required contribution for this plan year	**6a**	$
b	Enter the amount contributed by the employer to the plan for this plan year	**6b**	$
c	Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount)	**6c**	$

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? ☐ Yes ☐ No ☐ N/A

Part III Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased the value of benefits? (see instructions) ☐ Yes ☐ No



Official Use Only

SCHEDULE T (Form 5500)

Department of the Treasury
Internal Revenue Service

Qualified Pension Plan Coverage Information

This form is required to be filed under section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2002

This Form Is Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning 01/01/2002 , and ending 12/31/2002 ,

A Name of plan
FIRST PACTRUST BANCORP, INC. 401(K) ESOP

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
FIRST PACTRUST BANCORP, INC.

D Employer Identification Number 95-6047013

Note: If the plan is maintained by:

- More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).
- An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

1 If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer

1b Employer identification number

2 If the employer maintaining the plan operates QSLOBs, enter the following information:

a The number of QSLOBs that the employer operates is ________.

b The number of such QSLOBs that have employees benefiting under this plan is ________.

c Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis? ... ☐ Yes ☐ No

d If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates.
▶

3 Exceptions -- Check the box before each statement that describes the plan or the employer. Also see instructions.
If you check any box, do not complete the rest of this Schedule.

a ☐ The employer employs only highly compensated employees (HCEs).

b ☐ No HCEs benefited under the plan at anytime during the plan year.

c ☐ The plan benefits only collectively-bargained employees.

d ☐ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

e ☒ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).



Official Use Only

4 Enter the date the plan year began for which coverage data is being submitted. Month _____ Day _____ Year _____

a Did any leased employees perform services for the employer at any time during the plan year? ☐ Yes ☐ No

b In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4), does the employer aggregate plans? ☐ Yes ☐ No

c Complete the following:

(1)	Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including leased employees and self-employed individuals	c(1)	
(2)	Number of excludable employees as defined in IRS regulations (see instructions)	c(2)	
(3)	Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1))	c(3)	
(4)	Number of nonexcludable employees (line 4c(3)) who are HCEs	c(4)	
(5)	Number of nonexcludable employees (line 4c(3)) who benefit under the plan	c(5)	
(6)	Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs	c(6)	

d Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the information on lines 4c and 4d pertains (see instructions) ► __________ **d** %

e Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions).

	Disaggregated part:	Ratio Percentage:	Exception:
(1)			
(2)			
(3)			

f This plan satisfies the coverage requirements on the basis of (check one): **(1)** ☐ the ratio percentage test **(2)** ☐ average benefit test





Form **5558** (Rev. June 2001)

Department of the Treasury Internal Revenue Service

Application for Extension of Time To File Certain Employee Plan Returns

▶ For Paperwork Reduction Act Notice, see instructions on back.

OMB No. 1545-0212

File With IRS Only

File before the normal due date of the Form 5500, 5500-EZ, or 5330 (see instructions)

Name of filer, plan administrator, or plan sponsor (see instructions)
FIRST PACTRUST BANCORP, INC.

Number, street, and room or suite no. (If a P.O. box, see instructions.)
610 BAY BOULEVARD

City or town, state, and ZIP code
CHULA VISTA, CA 91912

Filer's identifying Number—Check applicable box and enter number (see instructions).

☒ Employer identification number (EIN). Filers checking box 1a must enter an EIN. All other filers, see **Specific Instructions.** ▶ 95-6047013 OR

☐ Social security number (see **Specific Instructions**) ▶

1 I request an extension of time until 10 / 15 / 2003 (month day year) to file (check appropriate box(es)).

a ☒ Form 5500 or 5500-EZ **(no more than 2½ months).**

The application **is automatically approved** to the date shown on line 1 (above) if: **(1)** box 1a is checked, **(2)** the Form 5558 is signed and filed on or before the normal due date of Form 5500 or 5500-EZ for which this extension is requested, and **(3)** the date on line 1 is no more than 2½ months after the normal due date.

You must attach a copy of this Form 5558 to each Form 5500 and 5500-EZ filed after the due date for the plans listed below.

b ☐ Form 5330 **(no more than 6 months).** Payment amount attached is $ ______ (see instructions)

2 Complete the following for the plan(s) covered by this application (see **How To File**):

Plan name/filer	Type of plan (check)			Plan number	Plan year ending		
	Pension	Welfare	Fringe		Month	Day	Year
FIRST PACTRUST BANCORP, INC. 401(k) ESOP	x			001	12	31	2002

3 State in detail why you need the extension (if line 1b is checked)

Under penalties of perjury, I declare that to the best of my knowledge and belief the statements made on this form are true, correct, and complete, and that I am authorized to prepare this application.

GAYLE BLAND

Signature ▶ Date ▶

Notice to Applicant

To Be Completed by the IRS if Line 1b Is Checked

To Be Completed by the IRS if line 1b is checked ▼

☐ This application for extension to file Form 5330 IS approved to the date shown on line 1, if line 1b is checked. **(You must attach an approved copy of this form to each Form 5330 that was granted an extension.)**

☐ The date entered on line 1 is more than the 6-month maximum time allowed for Form 5330. This application is approved to .... **(You must attach an approved copy of this form to each Form 5330 that was granted an extension.)**

☐ The application for an extension for Form 5330 is **not** approved, because it was filed after the normal due date of the return. **(A 10-day grace period is not granted.)**

☐ This application for an extension for Form 5330 is **not** approved, because

☐ The application was not signed.

☐ No reason was given on this application or the reason was not acceptable.

☐ No payment was attached for the tax due on Form 5330.

☐ Other ▶ ....

A 10-day grace period is granted from the date shown below or the due date of the return, whichever is later. **(You must attach a copy of this form to each return you file that is granted a grace period.)**

(Date) (Director) By:

Applicants for extension of Form 5330: Complete if you want this Form 5558 returned to an address other than the address shown above.

Please Print or Type

Name

Number, street, and room or suite no. (If a P.O. box, see Instructions.)

City or town, state, and ZIP code

MGA

SCHEDULE A

FIRST PACTRUST BANCORP, INC.
401(k) EMPLOYEE STOCK OWNERSHIP PLAN
ANNUAL TRUST ACCOUNTING
FOR THE PLAN YEAR
JANUARY 1, 2002 - DECEMBER 31, 2002

ANALYSIS OF ACCOUNT

Net Assets at Beginning of Period			$ 706,323.12
A. Receipts			
1. Contributions			
Employee Contribution	$ 64,497.58		
Employer Contribution	$144,162.71		
Discretionary Contribution	$507,840.12		
Rollover Contribution	$ 64,657.51		
Total Contribution		$781,157.92	
2. Income			
Dividends	$ 229.04		
Interest	$ 5,970.91		
Accrued Income	$ -		
Total Dividends/Interest		$ 6,199.95	
Net Realized Gain or (Loss) on Disposition of Assets		$ (2.65)	
3. Other Receipts		$787,355.22	
B. Disbursements			
Distribution to Participant	$ 8,988.86		
Operating Expenses	$ 7,288.11		
Refund of Funds	$ 18,452.00		
Forfeitures	$ 259.58		
Total Expenses		$ 34,988.55	
C. Net Receipts			$ 752,366.67
D. Net Gain or (Loss) on Assets			$ 344,084.61
E. Net Assets at End of Period			$1,802,774.40

A. Net Increase or Decrease In Net Assets For Period	$1,096,451.28
B. Adjustments to Determine Net Gain or (Loss) for Year	
Less Company Contributions & Other Receipts	$ (781,157.92)
Plus Benefits Paid	$ 34,988.55
C. Net Gain or (Loss)	$ 350,281.91

FIRST PACTRUST BANCORP, INC.
401(k) EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF ASSETS AND LIABILITIES
AS OF 12/31/002

UNITS/ SHARES	DESCRIPTION	ORIGINAL BOOK VALUE	PREVIOUS MARKET VALUE	UNIT SHARE PRICE	CURRENT MARKET VALUE	UNREALIZED GAIN/LOSS
	Assets held by Manulife					
278,547.340	Manulife Pooled Accounts	338,726.37	338,726.37	1.00	278,547.34	(60,179.03)
41,264.320	Manulife Guaranteed Accounts	41,264.32	41,264.32	1.00	41,264.32	-
52,052.220	Participant Loans	52,052.22	52,052.22	1.00	52,052.22	-
	Sub-Total	**432,042.91**	**432,042.91**		**371,863.88**	**(60,179.03)**
	Assets held by KB&W Brokerage					
25,597.00	First PacTrust Bancorp, Inc. Restricted Shares	307,164.00	307,164.00	16.78	429,517.66	122,353.66
18,437.00	First PacTrust Bancorp, Inc.	229,752.53	229,752.53	16.78	309,372.86	79,620.33
2,502.72	Cash Balance	2,502.72	2,502.72	1.00	2,502.72	-
	Sub-Total	**539,419.25**	**539,419.25**		**741,393.24**	**201,973.99**
	Other Assets					
42,320.00	ESOP Owned Shares in Suspense Account	507,840.12	507,840.12	16.78	710,129.77	202,289.65
380,880.00	ESOP Exempt Loan Suspense Account (Pledge)	4,570,560.00	4,570,560.00	12.00	4,570,560.00	-
	Sub-Total	**5,078,400.12**	**5,078,400.12**		**5,280,689.77**	**202,289.65**
	LIABILITIES					
380,880.000	First PacTrust Bancorp, Inc. (31,740.000 Shares)	4,570,560.00	4,570,560.00	12.00	4,570,560.00	-
18,452.000	Refund of Excess Contribution (1,537.670 Shares)	18,452.00	18,452.00	1.00	18,452.00	-
2,160.490	Contribution for FYE2002	2,160.49	2,160.49	1.00	2,160.49	-
	Sub-Total	4,591,172.49	4,591,172.49		4,591,172.49	-
	TOTAL	**$1,458,689.79**	**$1,458,689.79**		**$1,802,774.40**	**$344,084.61**

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST PACTRUST BANCORP, INC.
401(k) EMPLOYEE STOCK OWNERSHIP PLAN

By: ______________________________
(Duly Authorized Representative)

Name: Jim Sheehy

Title: Plan Administrator

Date: June 25, 2003

EXHIBIT INDEX

Exhibit No.	Description
99.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2003

EXHIBIT 99.1

CERTIFICATION

Each of the undersigned hereby certifies, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his capacity as an officer of First PacTrust Bancorp, Inc. (the "Registrant"), that, to his knowledge, the Annual Report for the First PacTrust Bancorp, Inc. 401(k) Employee Stock Ownership Plan on Form 11-K for the period ended December 31, 2002, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and the information contained in such report fairly presents, in all material respects, the consolidated financial condition of the Plan at the end of such period and the results of operations of the Plan for such period.



Date: June 25, 2003

Hans R. Ganz
President and Chief Executive Officer



Date: June 25, 2003

Regan J. Gallagher
Senior Vice President/Controller

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